Mark C. Jensen

mcj@americanresourcescorp.com - mcj@landbetterment.com   -   Fishers, IN 46038

EXPERIENCE

Land Betterment Corporation, Fishers, IN – Feb 2020 - Present *Co-Founder / Executive Chairman*
- Co-founded the company after years of environmental remediation efforts and industry experience.
- Worked with team to create a vision and culture of social and environmental change within distressed communities.
- Built a team of approximately 50 change agents that bring a diverse and unique skill set to our cause.

American Resources Corporation, Fishers, IN – June 2006 - Present *Founder / Chief Executive Officer / Chairman*
- Responsible for all facets of the operation and strategic initiatives of the company
- Have lead team in over nine acquisitions over the past five years, including four through 363 bankruptcy sales.
- Built the company to over 45 active and idled mining permits controlling millions of tons of carbon deposits
- Currently managing over four mining complexes in two states with over 150 total employees

T Squared Capital LLC, New York, NY – April 2007 - Present *Founder / Managing Partner / Portfolio Manager*
- Responsible for all aspects of establishing, launching and running an investment firm
- Responsible for managing all aspects of the investment process through team analysis including originating new ideas, structuring transactions, negotiating terms, finalizing deal documentation and portfolio management / allocation
- Assist portfolio companies through restructurings, acquisitions and mission critical issues and strategic opportunities
- Present at numerous PIPE and investment conferences to help communicate changes in the dynamic PIPE marketplace

Barron Partners LP, New York, NY – April 2005 – April 2007 *Principal / Portfolio Manager*
- Responsible for all aspects of the investment process including originating new ideas, structuring transactions, negotiating terms, finalizing deal documentation and managing of positions / portfolio allocation
- Developed protocols to help enhance the investment process including investment committee sign off process, due diligence
- timelines / procedures and various other protocols to assist the deal process
- Have completed over 25 investments utilizing convertible debt, convertible preferred stock and common stock structures
- Drafted, reviewed and negotiated numerous legal documents during the investment process
- Managed the interview and training process to expand the investment team and back office personnel
- Consulted for portfolio companies through numerous restructurings, acquisitions and investment restructurings

Citigroup, New York, NY – Dec. 2003 – Mar. 2005 *Financial Entrepreneurs Group - Private Equity Placements*
- Assisted management teams in finalizing business plans and operating models in the capital raising process
- Prepared financial structure and marketing documentation for internal and external use including; commitment committees, offering memorandums, teasers, and management presentations
- Evaluated potential clients to assess their ability to raise capital through financial marketplace
- Representative transactions:
  - $100 million raise via a 144A issuance of Cumulative Convertible Perpetual Preferred Stock for FuelCell Energy, Inc.
  - Restructuring of a PIPE investment for Mechanical Technology Inc.
  - $40 million in Mezzanine debt for a private pharmaceutical distributor
  - $50 million in equity for The Tennis Channel

Putnam Lovell NBF, New York, NY - 2002-2003 *Mergers and Acquisitions Analyst*
- Participated in all facets of the deal process, including engagement materials, drafting of confidential memorandums, due diligence, drafting of the term sheets, interaction with senior management and data room coordination
- Analyze and participate in the execution of mergers and acquisitions (buy-side, sell-side, and management buy-outs) within the asset management, insurance, broker-dealer and financial technology industries
- Perform financial analysis including discounted cash flows, merger models, comparable company / transaction valuation analysis and accretion/dilution analysis
- Developed dealbooks for the Insurance, Broker-Dealer, eFinance, and Custody/Administration sectors
- Representative transactions:
  - Sale of a hedge fund manager with approximately $7 billion dollars under management – sell-side
  - Acquisition of a life insurance company with a C$1 billion-dollar market cap – buy-side
  - Acted as a consultant on the structuring of an executive compensation package for a Chicago-based institutional money manager

BNP Paribas, Sydney, Australia - Spring 2001 *Assistant Equities Analyst*
- Performed financial modeling on retail companies in the Australian market which provided analytical and written contributions to specific company's report, along with a retail sector report
- Initiated coverage on an Australian retail company and analyzed financial performance during coverage

Tradescape Institutional / MarketXT, New York, NY - Summer 2001 *Client Integration/Financial Intern*
- Verified financial requirements were met by potential clients through financial statement and earnings analysis
- Worked with client integration team during the ordering, implementation and testing of Client-to-MarketXT ECN connection

Indiana University Athletic Department, Bloomington, IN - Fall 2000 *Compliance Intern*
- Organized, documented, and evaluated policies to insure compliance by IU athletics
- Designed and edited the Student Athlete's Newsletter and the athletic section of the Indiana University web page
- Monitored sidelines at Indiana football games to insure compliance by recruits and sports agents

EDUCATION

- **Indiana University** Kelley School of Business, Bloomington, IN, Bachelor of Science
- Double Major: Finance and International Business with focus on East Asian Culture
- Graduated: May 2002 - Major GPA 3.7, GPA 3.50
- Boston University Internship / Study Abroad Program, Sydney, Australia, Spring 2001

PAST ACTIVITIES AND HONORS

- **50 Mile Ultra Marathon** – In 2017 completed 50-mile ultra-marathon along with my brothers in honor of our dad.
- **Academic Achievements** - Deans List (5 semesters), Sigma Chi Scholarship, Hal and Ruth Keeling Merit Award, Golden Key National Honor Society, National Society of Collegiate Scholars
- **Sigma Chi Fraternity** - (9/99 – 5/02), Initiated into membership in spring 1999, Served on the ten-person Rush Committee
- **Student Athletic Board** - (1/00 – 12/01), Organized and participated in successful completion of Indiana athletic events.
- **College Intramural Sports Participant** - (7/99 – 5/02), Participate in Flag football, Softball and Racquetball
- **Captain** - (4/97 - 1/98), Huntington North High School varsity football team

Kirk P. Taylor, CPA

Land Betterment Corporation – Co-Founder / President / CFO / Director

2020-Present   Fishers, IN

- Co-founded with team of change agents
- Lead on project financing efforts involving various funding sources including; SBA, USDA, state and federal New Markets Tax Credits and Energy Tax Credits
- Created company wide governance, accounting and operational procedures

American Resources Corp – Chief Financial Officer

2016-Present   Fishers, IN

Responsibilities/Experience

- Successfully completed company's S-1 registration statement, IPO and up-listing onto the Nasdaq Capital Market, including deal and non-deal roadshow and institutional investor meetings. Follow on completion of S-3 and shelf draw down.
- Created and oversee all corporate governance functions including board of director procedures.
- Financial leadership of high growth company going from $0 revenue in 2015 to $32mm for FYE 2018
- Successfully integrated both non-operating and fully operational assets and businesses into company processes
- Brought company current on SEC and PCAOB filings by creating and implementing management accounting policies utilizing Great Plains accounting suite
- Lead on project financing efforts involving various funding sources including; SBA, USDA, state and federal New Markets Tax Credits and Energy Tax Credits
- Responsible for overseeing all financial reporting and tax compliance of the company
- Advise on corporate structuring, policies and procedures, vendor negotiations and acquisitions
- Point of contact for; SEC, counsel, outside auditors, banking and treasury management relationship, insurance providers.

Becker Professional Review – Head CPA Course Instructor

2011 - Present   Indianapolis, IN

Responsibilities/Experience

- Lead live and multi-media CPA review courses
- Recruit and schedule course instructors
- Interact and answer questions to prepare candidates to pass the CPA exam

Near East Area Renewal, Inc – Board of Directors/Treasurer

2011 - Present   Indianapolis, IN

Responsibilities/Experience

- Lead Finance Committee and Member of Executive Committee
- Review and approve HOME and NSP Grant requests for acquisition, rehabilitation and disposal of single-family homes

Kirk P. Taylor, CPA

- Oversee and develop organizational policies and procedures

K.B. Parrish & Company, LLP – Manager

2013 - 2016   Indianapolis, IN

Real Estate and Non-Profit Services Groups

- Client base included over 100 multi-family apartment developments utilizing a combination of Low-Income Housing Tax Credits, HUD and Rural Development Financing
- Developed and lead technical training relating to tax credit programs and compliance as well as accounting and auditing industry updates
- Audit, Consult and provide Tax Compliance for entities utilizing New Markets Tax Credits, Energy Tax Credits and Low-Income Housing Tax Credits

Katz, Sapper & Miller, LLP – Audit Manager

2011 - 2013   Indianapolis, IN

Government and Non-Profit Services Groups

- Oversaw all audit activities for engagements involving Yellow Book and A-133 Requirements
- Lead board presentations and gave training presentations involving technical accounting issues
- Conduct detailed review of client's operating and development budgets
- Broad range of clients including State Agencies, Local Housing Authorities and Federally Funded Non-Profits
- Consulted and completed investor reporting for various tax credit programs including, New Markets Tax Credit, Historic Tax Credits and Energy Tax Credit Projects

CohnReznick, LLP – Audit Manager

2002 - 2011   Chicago, IL

Real Estate and Government Services Groups

- Consulted on complex real estate transactions utilizing multiple funding sources
- Audited 100's of transactions utilizing Low-Income Housing Tax Credits, Historic Tax Credits, New Markets Tax Credits, Energy Tax Credits and HUD financing
- Oversaw all audit activities and served as main contact for engagements
- Conducted detailed review of client's development budgets and plans
- Audited several local Housing Authorities utilizing federal funding

Education: **Master of Business Administration**

University of Saint Francis – Keith Busse School of Business

2017-2018   Fort Wayne, IN

Bachelor of Science in Finance & Bachelor of Science in Accounting

Indiana University – Kelley School of Business

1997-2001   Bloomington, IN

Kirk P. Taylor, CPA

Activities: Active and past participant in the following Associations:

- Indiana CPA Society
- Lacy Leadership Association-Completed Opportunity Indianapolis and LEAD
- American Institute of Certified Public Accountants
- National Association of Industrial and Office Properties – Developing Leaders
- 2012 Team Captain for Walk to End Alzheimer's-Indianapolis Fundraising Event

Thomas M. Sauve
- Noblesville, Indiana -
tms@americanresourcescorp.com – tms@landbetterment.com

Experience

2020 – Present **Land Betterment Corporation**   New York, NY
Co-Founder, Chief Development Officer & Director – Environmental Solutions Company
- Lead direction of the company alongside other co-founders of the company to set direction and strategy of the business.
- Established the corporate governance documents to set the company's culture focusing on meeting the objective of an Indiana Benefit Corporation.
- Currently working with other co-founders on the incubation of several projects and business lines that form the thesis of Land Betterment Corporation.

2006 – Present **American Resources Corporation**   New York, NY
Co-Founder, President, & Director – Supplier of raw materials to the growing infrastructure company

- Responsible for all facets of the operation and strategic initiatives of the company
- Built the company from the ground up to over 45 active and idled mining permits controlling millions of tons of coal reserves
- Currently managing over four mining complexes in two states with over 150 total employees.

2007 – Present **T Squared Capital LLC**   New York, NY
Co-Founder & Portfolio Manager – Fundamentally orientated private investment fund.

- Co-Manager of a fundamentally orientated private investment fund focused on small- and micro-cap public and private companies.
- Manage a team of investment professionals, due diligence professionals, and support staff.
- Responsible for all aspects of fund management, including transaction sourcing, due diligence, deal negotiation, and interactions with fund investors.
- Successfully completed dozens of transactions involving financings with companies.

2006 – 2007 **TMS Capital LLC**   New York, NY
Manager – Small cap company consulting firm.

- Advised rapidly expanding small- and micro-cap public companies on strategic initiatives.
- Oversaw all investment and consulting operations within the firm, providing equity capital to high-growth micro-cap companies and investor relations consulting to select developing firms.

2006 – 2007 ***Talpiot Capital LLC***   New York, NY
Associate – Hedge fund incubation firm.

- Worked as a team to provide the investment teams at several hedge fund start-ups with extensive management direction and capital raising support.
- Mandates included quantitative funds based in Connecticut and New York. Worked directly with managers to expand their business and increase their investor base.

2004 – 2006 **Proctor NBF Capital Partners**   New York, NY
Associate – Venture capital private equity.

- Member of a team of professionals who analyzed and invested in start-up private companies within the US private equity arm of National Bank Financial.
- Responsible for analyzing and evaluating investment opportunities by leading the due diligence effort, creating financial and valuation models, and reviewing, negotiating, and editing legal documentation.
- Completed several venture capital and mezzanine investments in a wide variety of industries and through a variety of transaction structures.

2001 – 2004 **Putnam Lovell NBF Securities Inc.**   New York, NY
Investment Banking Analyst Program – Financial Institutions Group of a global investment bank focused exclusively on financial institutions sector.

- Obtained broad experience across the financial institutions sector, focusing on asset management, broker-dealer, financial technology, and insurance mergers and acquisitions.
- Participated in all facets of the deal process, including sales pitches, engagement materials, drafting of confidential memorandums, valuation, due diligence, drafting of the term sheets, and data room coordination, and interaction with senior management.
- Performed financial analysis including discounted cash flows, merger models, comparable company and comparable transaction valuation analysis, and accretion/dilution analysis.

Education

1997 - 2001 **University of Rochester**   Rochester, NY
Bachelor of Arts, Economics

- GPA in major: 3.81, Cumulative GPA: 3.70, graduated Cum Laude, Dean's List all semesters.
- Certificate of Management Studies in Finance and Accounting from University of Rochester, Simon Graduate School of Business; National Honor Society; Phi Beta Kappa; Omicron Delta Epsilon.

Interests: Hiking, canoeing, architecture, skiing.

Mark J. LaVerghetta

Owings Mills, MD ♦ mjl@americanresourcescorp.com ♦ mjl@landbetterment.com ♦ marklaverghetta@hotmail.com

CORPORATE FINANCE – COMMUNICATIONS – GOVERNANCE

Highly accomplished finance and communications professional - A management team member with a diverse skillset and ability to drive corporate responsibility in a clear and successful manner

Experienced: Over 20 years of experience in diverse facets of business development and leadership, including corporate finance, capital raising, capital markets, communications, public disclosures and regulatory reporting, sales and trading and product management. An outstanding communicator adept at contributing to corporate strategy and governance.

PROFESSIONAL EXPERIENCE

Land Betterment Corporation   February 2020 – Present

Co-Founder / Chief Governance Officer & Corporate Finance, Owings Mills, MD
- Co-founded the company
- Worked with team to create a vision and culture of social and environmental change within distressed communities.
- Contributed to building a team of approximately 50 change agents that bring a diverse and unique skillset to our cause

American Resources Corporation   February 2017 – Present

Vice President – Corporate Finance & Communications, Owings Mills, MD
- Management team member responsible for corporate strategy, capital raising, capital markets, investor relations, corporate disclosure and reporting and Nasdaq exchange compliance
- Successfully navigated numerous public and private capital raising efforts including an up-listing to the Nasdaq Capital Market
- Evaluate growth opportunities and assisted in closing five acquisitions

Avondale Partners, LLC.   January 2009 – May 2016

Vice President - Institutional Equity Sales, Baltimore, MD   January 2013 – May 2016
Vice President – Institutional Sales Trading, Baltimore, MD   January 2009 – December 2012
Promoted to team leader of Avondale's Baltimore office based on strong financial, team building, operating, and leadership performance.
- Collaborated with research department to identify and articulate industry trends, data points and top investment ideas in the industrial, healthcare, business services, and alternative energy sectors.
- Member of the internal committee which manages the focus and direction of the company's research product.
- Consistently generated $1.5-$2.0 million of annual commission revenue in addition to receiving high internal and client rankings.

Ferris Baker Watts, Inc.   2002 - October 2008

Vice President – Institutional Sales Trader, Baltimore, MD
- Provided trade execution, research, and capital market information to institutional investors.

- Consistently demonstrated an ability to establish and grow new business relationships which contributed to the department's 25% revenue growth during employment.
- As part of a team, grew annual commission revenue from $8 million to $11 million.

Deutsche Bank Securities (formerly Alex. Brown & Sons)   1999 - 2002

Vice President – Institutional Sales Trader, Baltimore, MD
- Provided trade execution, research, and capital market information to institutional investors.
- Demonstrated an ability to quickly learn and successfully adapt to an extremely fast paced, capital intense environment.
- Quickly became a senior contributing member on the Middle Markets Equity Desk and as part of a team grew annual revenue 65%, from $12 million to almost $20 million during time of employment.

EDUCATION & PROFESSIONAL CERTIFICATIONS

Bachelor of Arts, Economics, 1996 • University of Virginia, Charlottesville, VA
- Member of the varsity lacrosse team which participated in the 1994 and 1996 National Championship games.
- Series 4, 7, 55, & 63 registered

SELECTED OTHER EXPERIENCES

- Lacrosse coach of nationally top-ranked 2024 class girls team
- Crossfit Level 1 Certified